UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission File Number: 000-19289

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

State Auto Insurance Companies Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the State Auto Insurance Companies Retirement Savings Plan are being filed herewith:

Financial Statements for the two years ended December 31, 2012 and 2011 and Supplemental Schedule for the year ended December 31, 2012

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

Retirement Savings Plan Advisory Committee

State Auto Insurance Companies Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Columbus, Ohio

June 18, 2013

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments, at fair value:
Shares of registered investment companies	$196,123,508	165,639,297
Money market	11,862,836	13,084,647
Common/collective trust	16,962,705	18,468,233
Affiliated Stock	1,608,780	1,382,067
Self-directed brokerage accounts	894,443	258,890

Total investments	227,452,272	198,833,134

Receivables:
Employee contributions	—	22,000
Employer contributions	—	143,575
Notes receivable from participants	4,276,247	4,067,822

Total receivables	4,276,247	4,233,397

Net assets reflecting investments at fair value	231,728,519	203,066,531

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(485,427)	(455,498)

Net assets available for benefits	$231,243,092	202,611,033

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
Investment income:
Interest and dividends	$6,310,260	4,399,383
Net appreciation (depreciation) in fair value of investments	18,626,147	(8,235,878)

Total investment income (loss)	24,936,407	(3,836,495)

Interest income on notes receivable from participants	145,317	153,992

Contributions:
Employee contributions	12,613,605	12,127,728
Participant rollovers	1,900,226	1,410,314
Employer contributions	8,407,697	7,769,951

Total contributions	22,921,528	21,307,993

Deductions:
Benefit payments	19,348,581	22,310,402
Participant loan fees	22,612	26,589

Total deductions	19,371,193	22,336,991

Net increase (decrease) before transfer	28,632,059	(4,711,501)
Transfer of plan assets	—	17,576,855

Net increase after transfer	28,632,059	12,865,354

Net assets available for benefits:
Beginning of year	202,611,033	189,745,679

End of year	$231,243,092	202,611,033

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

1. Description of the Plan

Organization

The State Auto Insurance Companies Retirement Savings Plan (the “Plan”) is a defined contribution plan which qualifies as a 401(k) plan. The Plan was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates for the purpose of providing a savings plan for the benefit of its employees.

During 2012, the following amendments were made to the Plan:

•	Amendment to add timing features for the Salary Reduction Contribution within the QACA framework to the Plan effective January 1, 2012;

•	Amendment to grant past service credit for former employees of Risk Evaluation and Design, LLC (“RED”), an affiliated entity, to the Plan effective January 1, 2012; and

•	Amendment to remove the spousal consent requirement for certain participant distributions from the Plan effective January 1, 2013.

In 2011, the following amendments were made to the Plan:

•	Amendment to authorize and accept the merger of the Rockhill Holding Company 401(k) Profit Sharing Plan (the “Rockhill Plan”) with and into the Plan effective January 1, 2011;

•	Amendment to add a self-directed brokerage investment option to the Plan effective October 24, 2011;

•	Amendment to add Roth contribution features to the Plan effective January 1, 2012; and

•	Amendment to cease supplemental participant after-tax contributions to the Plan effective January 1, 2012.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

An employee of the Company is eligible to participate in the Plan as of the first day of the pay period coincident with or after the completion of 90 days of employment with the Company provided the employee is or will attain age 21 within the first calendar year that commences after the employee’s hire date or the employee’s attainment of age 20. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements.

Transfer of Plan Assets

In 2009, State Auto Mutual acquired Rockhill Insurance Company, Plaza Insurance Company, American Compensation Insurance Company, and Bloomington Compensation Insurance Company (collectively, the “Rockhill Group”). Effective January 1, 2011, the former employees of the Rockhill Group became participants in the Plan and received credit for their participation and vesting service as measured under the terms of the respective previously administered plan. The net assets of the Rockhill Plan, totaling $17,576,855, were transferred into the Plan in February 2011.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2012

Contributions

Each participant may contribute any whole percentage between 1% and 50% of his or her salary (“basic contribution”) up to the maximum Internal Revenue Code (the “Code”) limit. Subject to certain limitations, the Company makes safe harbor matching contributions for the first 1% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 2% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan and who do not affirmatively elect a different contribution percentage contribute 3% of their salary with automatic increases to 4% in the first plan year following enrollment, 5% in the second plan year following enrollment and 6% in the third and subsequent plan years following enrollment. Participants may also suspend contributions at any time. Prior to January 1, 2012, participants could elect to make supplemental contributions in the form of after tax salary deferrals. Total participant contributions may not exceed 50% of a participant’s salary.

The Company also makes non-elective contributions of 5% of an eligible participant’s salary. Participants eligible for the non-elective contributions are those employees hired on or after January 1, 2010, and those participants who irrevocably elected to freeze their future benefit accruals under the State Auto Insurance Companies Employee Retirement Plan, a defined benefit pension plan, effective June 30, 2010. The percentage of the non-elective contribution is determined by the Compensation Committee of the Plan and can be changed at its discretion.

All Plan participants who are 50 and older as of the beginning of the calendar year, or who attain age 50 during the calendar year and are making the maximum Code pre-tax contribution of $17,000 ($16,500 for 2011), may make additional “Catch-up Contributions” of up to $5,500.

Vesting

Plan participants are fully vested in employee contributions and related net earnings or losses. Plan participants are 100% vested in the safe harbor matching contributions and related earnings or losses after two years. Full vesting in non-elective contributions and related net earnings and losses occurs upon completion of three years of service. Any employee terminating prior to completing years of service requirements for vesting will forfeit the unvested portion of their account. In addition, employer matching contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability. Any forfeiture of non-vested employer contributions and related net earnings or losses is first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions. Forfeitures of $202,158 and $220,148 were used to reduce the Company’s contributions during 2012 and 2011, respectively.

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan or Qualified Domestic Relations Order (“QDRO”) processing fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Notes receivable from participants (loans) are valued at their unpaid balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current Reuters prime rate. Principal and interest is paid ratably through bi-weekly payroll deductions.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2012

Administrative Expenses

All administrative expenses, excluding participant loan and QDRO processing fees, are paid by the Company.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their vested account less outstanding loan balances.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their vested account based on financial hardship. Participants may withdraw the vested portion of employer matching contributions credited to their account prior to January 1, 2008, subject to certain conditions.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan terminates at some future date, all participants will become 100% vested in benefits earned as of the termination date.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Related Investment Income

The investments of the Plan at December 31, 2012 and 2011 consisted of shares of registered investment companies, a money market fund, a common/collective trust, shares of the State Auto Financial Corporation Common Stock Fund (“Affiliated Stock”) and self-directed brokerage accounts (effective October 24, 2011). The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion on fair value measurements.

In accordance with the Plan Accounting – Defined Contribution Pension Plans Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Plan’s common/collective trust, which includes a fully benefit-responsive investment contract, is reported at fair value based on information reported by Fidelity Management Trust Company (the “fund trustee”), with a corresponding adjustment on the statements of net assets available for benefits to reflect the investment at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2012

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s statements of net assets available for benefits.

Adoption of New Accounting Pronouncements

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS

The amendments in this guidance result in common fair value measurement and disclosure requirements in GAAP and International Financial Reporting Standards (“IFRS”). Consequently, the amendments in the guidance change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendments in the guidance to result in a change in the application of the requirements in the Fair Value Measurements Topic. The guidance also clarifies the FASB’s intent about the application of existing fair value measurement requirements as well as changes to a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. This guidance is effective on a prospective basis for fiscal years and interim periods beginning after December 15, 2011. The Plan adopted this guidance at January 1, 2012 and it did not have a material impact on the financial statements.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2012

3. Investments

The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2012 and 2011:

	December 31
	2012	2011
Investments in shares of registered investment companies:
Fidelity Contrafund K	$41,928,691	37,425,160
MFS Value Fund Class R4	18,492,791	17,105,623

Money Market:
Fidelity U.S. Government Reserves	$11,862,836	13,084,647

Investment in common/collective trust:
Fidelity Managed Income Portfolio	$16,962,705	18,468,233

The following table sets forth the appreciation (depreciation) in value of the Plan’s investments (including investments bought and sold, as well as held during the year) for the years ended December 31, 2012 and 2011:

	2012	2011
Realized appreciation (depreciation):
Shares of registered investment companies	$2,879,981	(1,227,997)
Self-directed brokerage accounts	25,314	7,964
Affiliated Stock	5,840	(56,647)

Total realized appreciation (depreciation)	2,911,135	(1,276,680)

Unrealized appreciation (depreciation):
Shares of registered investment companies	15,601,991	(6,640,067)
Self-directed brokerage accounts	(17,134)	(9,857)
Affiliated Stock	130,155	(309,274)

Total unrealized appreciation (depreciation)	15,715,012	(6,959,198)

Total realized and unrealized appreciation (depreciation)	$18,626,147	(8,235,878)

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2012

4. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no transfers between level categorizations during the years ended December 31, 2012 and 2011.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2012.

•

Registered investment companies: Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Fidelity U.S. Government Reserves Money Market: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•

Common/collective trust: The common/collective trust is a public investment vehicle valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy. The fund manager’s objective is preservation of capital and the fund invests primarily in fixed income, bond and money market funds. There are no unfunded commitments related to the common collective trust and units are redeemable at NAV.

•	Affiliated Stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

•

Self-directed brokerage accounts: The self-directed brokerage accounts are comprised primarily of common stock, government and corporate bonds, registered investment companies and interest-bearing cash. The fair value of common stock, corporate and government bonds and registered investment companies, is based on observable market price for an identical asset in an active market and is classified within Level 1 of the fair value hierarchy. The carrying value of the interest-bearing cash approximates fair value and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2012

The following tables set forth the Plan’s investments within the fair value hierarchy at December 31, 2012 and 2011:

	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
At December 31, 2012

Registered investment companies:
Large-cap equity investments	$77,574,262	77,574,262	—	—
Mid-cap equity investments	12,990,348	12,990,348	—	—
Small-cap equity investments	3,818,068	3,818,068	—	—
International equity investments	14,843,974	14,843,974	—	—
Blended fund investments	70,007,376	70,007,376	—	—
Income bond investments	16,889,480	16,889,480	—	—

Total registered investment companies	196,123,508	196,123,508	—	—
Fidelity U.S. Government Reserves Money Market	11,862,836	11,862,836	—	—
Common/collective trust	16,962,705	—	16,962,705	—
Affiliated Stock	1,608,780	1,608,780	—	—
Self-directed brokerage accounts:
Interest-bearing cash	110,916	110.916
Common stock	418,766	418,766	—	—
Corporate bonds	33,570	33,570	—	—
Government bonds	1,429	1,429	—	—
Mutual funds	320,833	320,833	—	—
Other investments	8,929	8,929	—	—

Total self-directed brokerage accounts	894,443	894,443	—	—

Total investments	$227,452,272	210,489,567	16,962,705	—

At December 31, 2011

Registered investment companies:
Large-cap equity investments	$69,991,167	69,991,167	—	—
Mid-cap equity investments	10,989,449	10,989,449	—	—
Small-cap equity investments	3,459,227	3,459,227	—	—
International equity investments	12,750,421	12,750,421	—	—
Blended fund investments	55,513,264	55,513,264	—	—
Income bond investments	12,935,769	12,935,769	—	—

Total registered investment companies	165,639,297	165,639,297	—	—
Fidelity U.S. Government Reserves Money Market	13,084,647	13,084,647	—	—
Common/collective trust	18,468,233	—	18,468,233	—
Affiliated Stock	1,382,067	1,382,067	—	—
Self-directed brokerage accounts	258,890	258,890	—	—

Total investments	$198,833,134	180,364,901	18,468,233	—

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2012

The following tables summarize investments measured at fair value based on net asset value (NAV) per share as of December 31, 2012 and 2011, respectively:

At December 31, 2012	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio	$16,962,705	n/a	Daily	30 days

At December 31, 2011	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio	$18,468,233	n/a	Daily	30 days

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 18, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

6. Reconciliation to Form 5500

The following table sets forth a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2012	2011
Net assets available for benefits per the financial statements	$231,243,092	202,611,033
Contribution receivables	—	(165,575)
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	485,427	455,498

Net assets available for benefits per the Form 5500	$231,728,519	202,900,956

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Notes to the Financial Statements (continued)

December 31, 2012

The following table sets forth a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2012	2011
Net increase in net assets available for benefits per the financial statements	$28,632,059	12,865,354
Add decrease (increase) in contributions receivable:
Employee	22,000	22,000
Employer	143,575	(126,425)

	165,575	(104,425)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Current year	485,427	455,498
Prior year	(455,498)	(144,442)

Net increase in net assets available for benefits per Form 5500	$28,827,563	13,071,985

7. Transactions with Parties-In-Interest

The Plan invests in shares of registered investment companies managed by Fidelity Management Trust Company, trustee of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in Affiliated Stock.

Supplemental

Schedule

State Auto Insurance Companies Retirement Savings Plan

EIN: 57-6010814 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	Baron Growth Institutional Class	96,129	$5,196,733
	Harbor International Fund Institutional Class	78,639	4,885,036
	PIMCO Total Return Fund Institutional Class	984,699	11,068,019
	Vanguard Mid-Cap Index Signal	67,038	2,157,293
	CALAMOS Growth Institutional Class	153,687	8,000,922
	MFS Value Fund Class R4	729,499	18,492,791
	JP Morgan Mid Cap Value Institutional Class	201,369	5,636,322
	American Beacon Small Cap Value Institutional Class	179,252	3,818,068
*	Fidelity Puritan Fund K	571,196	11,081,195
*	Fidelity Contrafund K	540,946	41,928,691
*	Fidelity Intermediate Bond Fund	522,573	5,821,461
*	Fidelity Diversified International Fund K	333,186	9,958,938
	Spartan 500 Index Fund Investor Class	181,261	9,151,858
*	Fidelity Freedom Income Fund K	53,921	629,800
*	Fidelity Freedom K 2000 Fund	68,519	809,898
*	Fidelity Freedom K 2005 Fund	16,806	212,259
*	Fidelity Freedom K 2010 Fund	222,237	2,862,411
*	Fidelity Freedom K 2015 Fund	671,331	8,700,453
*	Fidelity Freedom K 2020 Fund	838,152	11,222,852
*	Fidelity Freedom K 2025 Fund	705,228	9,577,000
*	Fidelity Freedom K 2030 Fund	632,691	8,680,518
*	Fidelity Freedom K 2035 Fund	412,586	5,722,561
*	Fidelity Freedom K 2040 Fund	402,600	5,600,173
*	Fidelity Freedom K 2045 Fund	225,814	3,181,715
*	Fidelity Freedom K 2050 Fund	116,794	1,649,127
*	Fidelity Freedom K 2055 Fund	7,780	77,414

			$196,123,508

State Auto Insurance Companies Retirement Savings Plan

EIN: 57-6010814 PN: 004

Form 5500 Schedule H Line 4(i) – Schedule of Assets (Held at End of Year) continued

December 31, 2012

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Money Market:
*	Fidelity U.S. Government Reserves Money Market	11,862,836	$11,862,836
	Investment in common/collective trust:
*	Fidelity Managed Income Portfolio	16,477,278	16,962,705
	Affiliated Stock:
*	State Auto Financial Corporation Common Stock Fund	107,595	1,607,465
	Stock Purchase Account (1)	-	1,315

			1,608,780

	Self-directed brokerage accounts	200,130	894,443
*	Notes receivable from participants (interest rate 3.25% to 7.75%)	-	4,276,247

	Total		$231,728,519

*	–Indicates a party-in-interest to the Plan.
(1)

– The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchases and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

Note: Column (d) is not applicable for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Date: June 18, 2013	By:	/s/ Steven E. English
	Printed Name:	Steven E. English
	Title:	Chief Financial Officer of State Auto Property &
Casualty Insurance Company

	By:	/s/ James A. Yano
	Printed Name:	James A. Yano
	Title:	Vice President, Secretary and General Counsel of State
Auto Property & Casualty Insurance Company

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein